Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008

Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees	$(447)	$30,788	$16,753	$27,087	$140,981	$(303,203)
Distributed income of equity investees	—	384	266	222	326	7,355

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	1,604	4,965	2,508	1,155	3,645	72,751
Rentals	20	88	58	54	77	251
Total fixed charges	$1,624	$5,053	$2,566	$1,209	$3,722	$73,002

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges and distributed income of equity investees	$1,177	$36,225	$19,585	$28,518	$145,029	$(222,846)
Ratio of earnings to fixed charges	0.7	7.2	7.6	23.6	39.0	(A)

(A)	Due to the Company's loss in 2008, the ratio coverage in this year was less than 1:1. The Company would have had to generate additional earnings of $295,848 to achieve coverage of 1:1 in this year.